Exhibit 99.1

September 15, 2026

Dear Shareholders:

Hiroshi Furukawa

Chairman and Representative Director

PicoCELA Inc.

2-34-5, Nihonbashi-Ningyocho,

Chuo-ku, Tokyo, Japan

Convocation of the Extraordinary General Meeting of Shareholders

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of PicoCELA Inc. (the “Company”) which will be held as described below.

If you are unable to attend the meeting, we kindly ask that you indicate your approval or disapproval on the proxy form, affix your seal or signature, and return it to our office so that it arrives no later than 5:00 p.m. on September 29, 2026.

1.	Date and time:	September 30(Wednesday), 2026 at 10:00 a.m.
2.	Location:	Room No. 2 at Ningyocho-Kuminkan
2-14-5, Nihonbashi-Ningyocho, Chuo-ku, Tokyo, Japan

3.	Purpose of the meeting

Matters to be resolved

Proposal 1	Transfer Certain Amount of Share Capital and Legal Capital Surplus to Additional Paid In Capital
Proposal 2	Offsetting Certain Amount of Accumulated Deficit against Additional Paid In Capital
Proposal 3	Partial Amendment to the Articles of Incorporation
Proposal 4	Election of Two Directors who are not Members of Audit and Supervisory Committee
Proposal 5	Election of Two Director who are Members of Audit and Supervisory Committee Member

Outlines of the above Proposals are detailed in “Reference Documents Relating to the Solicitation of Proxy Votes,” which is described below.

For those attending the meeting, please present the Proxy Form at the reception desk on arrival at the meeting venue.

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Reference Documents Relating to the Solicitation of Proxy Votes

1．	Solicitor of proxy votes	Hiroshi Furukawa
Chairman and Representative Director PicoCELA Inc.

2．	Proposals and Reference

Proposal 1: Transfer Amount of Share Capital and Legal Capital Surplus to Additional Paid In Capital

Reason for the reductions in the amount of Share Capital and Legal Capital Surplus is to offset the Accumulated Deficit against Additional Paid In Capital and attain better presentation of Japanese accounting books.

In order to offset Accumulated Deficit against Additional Paid in Capital, the Company first needs to reduce the amount of Share Capital and Legal Capital Surplus and transfer the entire reduced amount to Additional Paid In Capital. This accounting practice is in compliance with the provisions of Article 447, paragraph (1) and Article 448, paragraph (1) of the Japanese Companies Act.

The reductions in the amount of Share Capital and Legal Capital Surplus and transfer the reduced amounts to Additional Paid In Capital are accounting reclassifications within the Shareholder’s Equity section of the balance sheet, and do not change the total Shareholder’s Equity of the Company.

Details of the reductions in the amount of share capital and legal capital surplus;

(1) Reduction in amount of Share Capital: ¥2,094,188,290

(2) Reduction in amount of Legal Capital Surplus: ¥2,094,188,288

(3) Effective date of the reductions of Share Capital and Legal Capital Surplus: September 30, 2026

Proposal 2: Offsetting Certain Amount of Accumulated Deficit against Additional Paid In Capital

In accordance with the provisions of Article 452 of the Japanese Companies Act, we propose to offset the Accumulated Deficit against Additional Paid In Capital and attain better presentation of Japanese accounting books. The offsetting Accumulated Deficit against Additional Paid In Capital is accounting reclassifications within the Shareholder’s Equity section of the balance sheet and does not change the total Shareholder’s Equity of the Company.

Details of Offset:

(1) Decrease in amount of Additional Paid In Capital: ¥1,970,992,725

(2) Increase in amount of Legal Capital Surplus: ¥1,970,992,725

(3) Effective date of the Offset: September 30, 2026

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Proposal 3: Partial Amendment to the Articles of Incorporation

Proposal No. 3 is to amendment to Article 6 (Total Number of Authorized Shares)

In accordance with Article 113, Paragraph 3 of the Companies Act, the total numbers of Authorized Common Shares and Class A Preferred Shares to Issue, respectively will be increased in order to secure flexibility for future fundraising and business expansion.

Details of Amendments are as follows:

The amendments to the Articles of Incorporation under this proposal shall become effective upon the conclusion of this General Meeting.

(Underlined portions indicate amendments.)

Current Articles	Proposed Amendment

(Total Number of Authorized Shares)

Article 6 The types of authorized shares of the Company shall consist of:

Common Shares that do not provide special provisions regarding matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and

Class Shares as provided in Chapter 3 (hereinafter referred to as “Class A Preferred Shares”).

2 The total number of authorized shares shall be 38,455,220 shares, consisting of: 18,455,220 Common Shares, and

20,000,000 Class A Preferred Shares.

(Total Number of Authorized Shares)

Article 6 The types of authorized shares of the Company shall consist of:

Common Shares that do not provide special provisions regarding matters set forth in each item of Article 108, Paragraph 2 of the Companies Act, and

Class Shares as provided in Chapter 3 (hereinafter referred to as “Class A Preferred Shares”).

2 The total number of authorized shares shall be 118,455,220 shares, consisting of: 74,455,220 Common Shares, and 44,000,000 Class A Preferred Shares.

Proposal 4: Election of Two Directors who are not Members of Audit and Supervisory Committee

On June 30, 2026, Director Toshihito Kanai who was not a member of Audit and Supervisory Committee resigned.

In order to reinforce the management and governance, we request election of two directors who are not members of Audit and Supervisory Committee.

Candidates for Directors who are not Audit and Supervisory Committee members are as follows:

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Candidate 1)

Name (Date of birth)	Career summary; positions and responsibilities at the Company and representative positions at other companies and month of appointment/transition		Number of the Company’s class of shares held
Hideaki Horikiri (February 2, 1960)	June 1987	Earned an MBA (Master of Business Administration) from The State University of New York	6,793,333 of common shares
	July 1987	Foreign Stock Trader at Nikko Securities Co., Ltd.
	July 1990	Audit Manager at Price Waterhouse New York Office (U.S. Certified Public Accountant)
	November 1996	Financial Advisory Service Senior Manager at Deloitte Touche Tohmatsu New York Office
	September 2002	Executive Director and CFO at I&S BBDO Inc.
	July 2011	CFO at NBCUniversal Entertainment Japan LLC
	July 2015	Representative Director, COO & CFO at Warner Music Japan
	March 2022	General Manager of Content Acquisitions Management at AMAZON JAPAN G.K.
	November 2022	Joined the Company as CFO
	May 2023	Director
	September 2025	Member of Audit and Supervisory Committee
	July 2026	President and COO (Current) Resigned from Member of Audit and Supervisory Committee

Candidate 2):

Richard T. Vuu

Date of Birth: 28 March 1988

Number of the Company’s shares held: 0

Mr. Richard T. Vuu is an experienced financial services executive with extensive experience in global banking, payments, wealth management, commercial banking, corporate strategy, and digital assets.

Mr. Vuu spent more than a decade at JPMorgan Chase & Co., where he held management and leadership positions across multiple lines of business, including Consumer & Community Banking, Commercial Banking, and Wealth Management.

Since September 2024, Mr. Vuu has been serving serves as the Chief Executive Officer of Transwap Group, where he is responsible for the Group’s overall strategy, financial performance, corporate governance, international expansion, strategic partnerships, and regulated operations.

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Mr. Vuu brings to the board extensive financial services and executive leadership experience, together with a practical understanding of global banking, payments, risk management, and strategic growth.

Notes:

1.	There is no special interest between the Company and the Director candidates.
2.	Mr. Richard Vuu is a candidate for Outside Director.
3.	The reason for nominating Mr. Richard Vuu as a candidate for Outside Director is that we expect him to fulfill duty of supervising the management from a perspective based on his experience and knowledge gained as CEO experience.
4.	The Company has entered into a directors and officers (D&O) liability insurance agreement, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, covering all Directors as the insured. Under this insurance agreement, damages and claims that may arise from the insured Directors assuming responsibility in connection with the execution of their duties and the pursuit of such responsibility will be covered. If each candidate is appointed as Director, such Director will become an insured party under the said insurance agreement, which will be renewed during their term of office.

Proposal 5: Election of Two Director who are Members of Audit and Supervisory Committee Member

Upon resolution of Proposal 4 above, Mr. Hideaki Horikiri becomes a Director who is not a member of Audit and Supervisory Committee. Further, at the conclusion of the present extraordinary general meeting of shareholders, Director Mutsuko Oba, who is a member of Audit and Supervisory Committee, resigns on September 30, 2026. Since there are two vacancies to fill the required membership of the Audit and Supervisory Committee, we request the election of two Directors who are Members of Audit and Supervisory Committee. The candidates are approved by the Audit and Supervisory Committee.

Candidates for Directors who are Audit and Supervisory Committee members are as follows:

Candidate 1):

Lim Kien Leong

Date of Birth: 1 June 1988

Number of the Company’s shares held: 0

Mr. Lim Kien Leong is the Co-founder and CEO of TranSwap Private Limited. He oversees the day-to-day business operations, as well as the company’s strategic direction and business developments. Lim Kien Leong was previously appointed as the Chief Legal Officer of TranSwap Private Limited and was responsible for all of the company’s legal and regulatory issues, ensuring the company remained compliant with relevant authorities’ regulations. Prior to TranSwap, he gained extensive experience in the field of arbitration, civil and commercial litigation, and corporate law in Singapore and Australia.

Lim Kien Leong graduated from the University of Sydney with his Bachelor of Commerce and Bachelor of Laws degrees.

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On July 16, 2026, Mr. Lim Kien Leong was elected to become a Director who is not a member of Audit and Supervisory Committee. However, upon election of him to Director who is a member of Audit and Supervisory Committee at the present extraordinary general meeting of shareholders, he resigns from Director who is not a member of Audit and Supervisory Committee.

Candidate 2):

Tommy Wang

Date of Birth: 12 November 1976

Number of the Company’s shares held: 0

Mr. Tommy Wang is an experienced international business executive, entrepreneur, and investor with extensive experience in global manufacturing, supply-chain management, international trade, corporate finance, and strategic business development.

Throughout his career, Mr. Wang has worked with and supported major multinational corporations, including Walmart, The Home Depot, Target, AT&T, Comcast, UnitedHealth Group, Disney, and other Fortune 500 companies. He has developed significant experience in managing complex commercial relationships and global supply chains, with particular expertise in business activities between companies in the United States and Asia.

Mr. Wang also has experience in corporate finance, capital markets, strategic investments, and transaction structuring. He has worked with private and publicly-traded companies on financing strategies, strategic partnerships, acquisitions, and other growth initiatives.

Notes:

1.	There is no special interest between the Company and the candidates for Directors who are members of audit and Supervisory Committee.
2.	Messrs. Lim Kien Leong and Tommy Wang are candidates for Outside Director.
3.	The reason for nominating Messrs. Lim Kien Leong and Tommy Wang as candidates for Outside Director is that we expect both to fulfill duty of supervising the management from a perspective based on their experience and knowledge gained as executives and management members at various companies.
4.	The Company has entered into a directors and officers (D&O) liability insurance agreement, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, covering all Directors as the insured. Under this insurance agreement, damages and claims that may arise from the insured Directors assuming responsibility in connection with the execution of their duties and the pursuit of such responsibility will be covered. If each candidate is appointed as Director, such Director will become an insured party under the said insurance agreement, which will be renewed during their term of office.

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Proxy Form for Voting Shareholder

To PicoCELA Inc.:

I (we) as Shareholder, hereby appoint (Name)                                             as proxy holder to represent me / our entity and delegate the following authorities.

1.	Attend the Extraordinary General Shareholders’ Meeting of PicoCELA Inc. to be held on Wednesday, September 30, 2026, and exercise the voting rights in accordance with my instructions (as indicated by a circle) on the following proposals.

However, if no instructions are given regarding a proposal, or if an amendment to a proposal is submitted, I (we) hereby delegate full discretion to act on my behalf in either case.

2.	Appoint a substitute proxy.

Proposal 1	Agree	Disagree
Proposal 2	Agree	Disagree
Proposal 3	Agree	Disagree
Proposal 4 - Candidate 1	Agree	Disagree
Proposal 4 - Candidate 2	Agree	Disagree
Proposal 5 - Candidate 1	Agree	Disagree
Proposal 5 - Candidate 2	Agree	Disagree

September ________, 2026

Address:_____________________________________

Name:_______________________________________

Seal/Signature:________________________________

Number of voting rights:________________________

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